UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 17)

Western Asset Inflation Management Fund Inc. (IMF)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

95766U107

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D/A to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 95766U107

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  1,125,335

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  1,125,335

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,125,335

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

14.38%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 17 ("Amendment No. 17") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3 is hereby amended as follows:

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 1,125,335 shares of IMF on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 14.38% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a) As of the date of this Report, KIM represents beneficial ownership of 1,125,335 shares, which represents 14.38% of the outstanding shares. George W. Karpus presently owns 537 shares of IMF. Mr. Karpus purchased shares on March 14, 2008 at $17.06 (320 shares), March 17, 2008 at $16.92 (110 shares) and on March 18, 2008 at $16.86 (60 shares). Mr. Karpus sold shares on July 23, 2008 at $18.32 (43 shares). Karpus Investment Management Profit Sharing Plan currently owns 2,231 shares, purchased on March 17, 2006 at $16.54 (700 shares), June 14, 2006 at $15.86 (800 shares), November 16, 2006 at $15.81 (600 shares), August 8, 2007 at $15.67 (100 shares), August 9, 2007 at $15.67 (100 shares) and on August 10, 2007 at $15.67 (800 shares). The Plan sold shares on August 7, 2006 at $17.42 (231 shares),January 25, 2007 at $17.08 (154 shares), July 31, 2007 at $17.17 (124 shares), January 25, 2008 at $18.63 (179 shares), and on July 23, 2008 at $18.32 (181 shares). Karpus Investment Management Defined Benefit Plan currently owns 1,550 shares purchased on August 27, 2007 at $15.90 (1800 shares). The Plan sold shares on January 25, 2008 at $18.63 (124 shares). The Plan sold shares on July 23, 2008 at $18.32 (126 shares). None of the other Principals of KIM presently own shares of IMF.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 6/2/2008  1,000   $16.90
 6/2/2008  (130)  $16.91
 6/3/2008  300   $16.90
 6/5/2008  1,455   $16.90
 6/9/2008  3,112   $16.88
 6/10/2008  2,700   $16.82
 6/18/2008  (7,168)  $16.71
 6/26/2008  440   $16.76
 6/30/2008  600   $16.88
 7/2/2008  4,450   $16.84
 7/9/2008  175   $17.04
 7/9/2008  (3,256)  $16.97
 7/17/2008  95   $16.64
 7/23/2008  (84,635)  $18.32
 7/24/2008  2,300   $16.61
 7/24/2008  (7,568)  $18.11
 7/30/2008  (6,700)  $16.30
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Managing Director of Investments/Investment Strategist
Date:   August 8, 2008